Exhibit 3

NORTH PITTSBURGH SYSTEMS, INC.

Amendment of

By-Laws Article II, Section 3

Section 3 of Article II of the By-Laws of North Pittsburgh Systems, Inc. has been amended to read in its entirety as follows:

Section 3. Special Meetings. Special meetings of the shareholders may be called by the Chairman of the Board, the President or the Board of Directors at any time. The shareholders shall not be entitled to call a special meeting of the shareholders, except as expressly provided otherwise by applicable law or the Articles of Incorporation of the Corporation as then in effect. Any call of a special meeting of the shareholders must specify the purpose of the proposed meeting, and the business transacted at the meeting shall be confined to the purpose or purposes stated in the call.